HOLLINGER INC.


               RETRACTION PRICE OF RETRACTABLE COMMON SHARES



          Toronto, Canada, January 27, 1999 -- Hollinger Inc. (TSE, ME,
VSE: HLG.C; NASDAQ: HLGCF) announces that the Retraction Price of the retractable common shares of the Corporation has been changed to $13.00 per share from $16.25 per share effective January 28, 1999.

          Hollinger Inc. is a Canadian-based international newspaper company that through its subsidiaries is engaged primarily in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.

          For further information please call:


J.A. Boultbee                           Peter Y. Atkinson
Executive Vice-President and CFO        Vice-President and General Counsel
Hollinger Inc.                          Hollinger Inc.
(416) 363-8721                          (416) 363-8721